UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2014 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2014

	March 31,	December 31,
	2014	2014
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	1,882,901	2,295,598	369,984
Trading securities	—	7,571	1,220
Accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB20,322; December 31, 2014: RMB25,309 (US$4,079))	95,273	117,276	18,902
Inventories	31,583	23,255	3,748
Prepaid expenses and other receivables	37,010	17,879	2,882
Debt issuance costs	3,616	3,606	581
Deferred tax assets	7,664	9,165	1,477
Total current assets	2,058,047	2,474,350	398,794
Property, plant and equipment, net	626,632	610,453	98,387
Non-current prepayments	208,894	208,049	33,531
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB42,703; December 31, 2014: RMB50,480 (US$8,136))	225,496	205,010	33,042
Inventories	48,385	56,832	9,160
Intangible assets, net	120,549	117,084	18,871
Available-for-sale equity securities	144,247	109,965	17,723
Other investment	189,129	189,129	30,482
Debt issuance costs	7,854	5,115	824
Deferred tax assets	1,789	2,551	411
Total assets	3,631,022	3,978,538	641,225

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,670
Accounts payable	10,422	16,022	2,582
Accrued expenses and other payables	102,559	82,932	13,366
Deferred revenue	196,432	223,876	36,082
Amounts due to related parties	21,453	6,054	976
Income tax payable	2,571	10,939	1,763
Deferred tax liabilities	3,900	7,800	1,257
Total current liabilities	397,337	407,623	65,696
Convertible notes	777,753	807,952	130,218
Non-current deferred revenue	823,921	1,035,379	166,873
Other non-current liabilities	164,077	203,394	32,782
Deferred tax liabilities	27,938	26,584	4,285
Total liabilities	2,191,026	2,480,932	399,854

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2014 - (continued)

	March 31,	December 31,
	2014	2014
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and December 31, 2014, respectively	50	50	8
Additional paid-in capital	798,221	800,713	129,052
Treasury stock, at cost (March 31 and December 31, 2014: 136,899 shares, respectively)	(2,815)	(2,815)	(453)
Accumulated other comprehensive income	84,263	48,936	7,887
Retained earnings	555,323	645,692	104,066
Total equity attributable to China Cord Blood Corporation	1,435,042	1,492,576	240,560
Non-controlling interests	4,954	5,030	811
Total equity	1,439,996	1,497,606	241,371
Total liabilities and equity	3,631,022	3,978,538	641,225

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months ended December, 2013 and 2014

	Three months ended December 31,			Nine months ended December 31,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	150,586	166,675	26,863	420,942	472,128	76,093
Direct costs	(27,032)	(36,047)	(5,810)	(78,884)	(96,171)	(15,500)
Gross profit	123,554	130,628	21,053	342,058	375,957	60,593
Operating expenses
Research and development	(2,401)	(2,418)	(390)	(7,234)	(7,247)	(1,168)
Sales and marketing	(28,217)	(30,271)	(4,879)	(84,274)	(92,967)	(14,984)
General and administrative	(27,193)	(30,096)	(4,850)	(82,637)	(90,270)	(14,549)
Total operating expenses	(57,811)	(62,785)	(10,119)	(174,145)	(190,484)	(30,701)
Operating income	65,743	67,843	10,934	167,913	185,473	29,892
Other expense, net
Interest income	3,761	4,574	737	12,255	13,544	2,183
Interest expense	(21,866)	(25,760)	(4,152)	(53,085)	(75,864)	(12,227)
Exchange loss	(194)	(147)	(24)	(249)	(149)	(24)
Dividend income	1,189	1,148	186	9,911	2,344	378
Others	603	(537)	(87)	1,647	760	122
Total other expense, net	(16,507)	(20,722)	(3,340)	(29,521)	(59,365)	(9,568)
Income before income tax	49,236	47,121	7,594	138,392	126,108	20,324
Income tax expense	(14,489)	(13,512)	(2,178)	(45,568)	(35,663)	(5,748)
Net income	34,747	33,609	5,416	92,824	90,445	14,576
Net income attributable to non-controlling interests	(193)	(225)	(36)	(460)	(76)	(12)
Net income attributable to China Cord Blood Corporation’s shareholders	34,554	33,384	5,380	92,364	90,369	14,564

Net income per share:
Attributable to ordinary shares
- Basic	0.41	0.41	0.07	1.14	1.13	0.18
- Diluted	0.41	0.41	0.07	1.14	1.13	0.18

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	2,391	1,840	297	11,985	3,282	529
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(19,504)	(34,297)	(5,528)	64,054	(38,609)	(6,223)
Comprehensive income	17,634	1,152	185	168,863	55,118	8,882

Comprehensive income attributable to non-controlling interests	(193)	(225)	(36)	(460)	(76)	(12)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	17,441	927	149	168,403	55,042	8,870

Other Events

On February 25, 2015, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2014. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 25, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: February 25, 2015